ITEM 77 C (i)

A Special Meeting of Shareholders of Riggs Stock Fund, a portfolio of Riggs Funds, was held on September 25, 2003. The following items, which are required to be reported under this SUB-ITEM 77C, were voted on at the meeting:

To approve or disapprove a proposed Agreement and
Plan of Reorganization pursuant to which
Federated Capital Appreciation Fund, a portfolio of
Federated Equity Funds, would acquire all of
the assets of Riggs Stock Fund in exchange for Class A
Shares of Federated Capital Appreciation
Fund to be distributed pro rata by Riggs Stock Fund
to its shareholders, in complete liquidation
and termination of Riggs Stock Fund.
         Shares voted affirmatively ............1,845,362.799
	Shares voted negatively ..............      1,956.156
	Shares abstaining .....................      1,547.614

The Definitive Proxy Statement for this Special Meeting was filed with the Securities and Exchange Commission on August 21, 2003, and is incorporated by reference. (File No. 811-4017)